FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1 Name and Address of Company

Vizsla Silver Corp.
Suite 1723, 595 Burrard Street
Vancouver, British Columbia, V7X 1J1
(the "Company" or "Vizsla Silver")

Item 2 Date of Material Change

July 14, 2025

Item 3 News Release

The news releases were disseminated on July 14, 2025 through Cision and filed on SEDAR+.

Item 4 Summary of Material Change

The Company announced that further to its successfully completed bought deal public offering (the "Offering") of 33,334,000 common shares of the Company (the "Initial Shares") at a price of US$3.00 per Initial Share (the "Offering Price"), the underwriters have purchased an additional 5,000,100 common shares of the Company (the "Additional Shares", and together with the Initial Shares, the "Common Shares") at the Offering Price per Additional Share, pursuant to their exercise in full of the over-allotment option (the "Over-Allotment Option") granted by Vizsla Silver, generating additional gross proceeds of US$15,000,300.

5.1 Full Description of Material Change

The Company announced that announce that, further to its successfully completed bought deal public offering (the "Offering") of 33,334,000 common shares of the Company (the "Initial Shares") at a price of US$3.00 per Initial Share (the "Offering Price"), the underwriters have purchased an additional 5,000,100 common shares of the Company (the "Additional Shares", and together with the Initial Shares, the "Common Shares") at the Offering Price per Additional Share, pursuant to their exercise in full of the over-allotment option (the "Over-Allotment Option") granted by Vizsla Silver, generating additional gross proceeds of US$15,000,300.

The Offering was led by Canaccord Genuity Corp., as sole bookrunner and lead underwriter, on behalf of a syndicate of underwriters that included CIBC Capital Markets, National Bank Financial Inc., Ventum Financial Corp., BMO Capital Markets and Raymond James Ltd.

The Common Shares were offered pursuant to a final prospectus supplement of the Company dated June 23, 2025 (the "Prospectus Supplement") to the short form base shelf prospectus of the Company dated April 28, 2025 (the "Base Shelf Prospectus"), in all of the provinces and territories of Canada, except Quebec, and in the United States pursuant to a prospectus supplement dated June 23, 2025 (the "US Prospectus Supplement") filed as part of an effective registration statement on Form F-10 filed under the Canada/U.S. multi-jurisdictional disclosure system (the "Registration Statement"). The Offering remains subject to the final approval of the Toronto Stock Exchange (the "TSX").

The net proceeds of the Offering, including those raised from the exercise of the Over-Allotment Option, are expected to be used to advance the exploration and development of the Panuco Project, exploration of the Santa Fe Project, potential future acquisitions, as well as for working capital and general corporate purposes as set out in the Prospectus Supplement.

Copies of the applicable offering documents can be obtained free of charge under the Company's profile on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov. Delivery of the Base Shelf Prospectus and the Prospectus Supplement and any amendments thereto will be satisfied in accordance with the "access equals delivery" provisions of applicable Canadian securities legislation. An electronic or paper copy of the Prospectus Supplement, the US Prospectus Supplement, the Base Shelf Prospectus and the Registration Statement may be obtained, without charge, from Canaccord Genuity Corp. by phone at 416-869-3052 or by e-mail at ecm@cgf.com by providing Canaccord Genuity Corp. with an email address or address, as applicable.

5.2 Disclosure for Restructuring Transactions

Not applicable.

Item 5 Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 6 Omitted Information

Not applicable.

Item 7 Executive Officer

For further information, contact:

Michael Konnert
Chief Executive Officer
Telephone: (604) 364-2215

Item 8 Date of Report

July 17, 2025